SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 8)

Under the Securities Exchange Act of 1934

Expedia Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30212P303

1.	Names of Reporting Persons. Barry Diller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,471,630 shares; See Item 5
	8.	Shared Voting Power 439,552; See Item 5
	9.	Sole Dispositive Power 5,471,630 shares; See Item 5
	10.	Shared Dispositive Power 439,552; See Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,911,182 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.
13.	Percent of Class Represented by Amount in Row (11) 3.8% (1) (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 80,495 shares of common stock, $0.0001 par value (“Common Stock”), and 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”) (each convertible on a one-for-one bases into Common Stock), held by Mr. Diller, (ii) options to purchase 300,000 shares of Common Stock, held by Mr. Diller that are exercisable within 60 days, (iii) restricted stock units in respect of 7,235 shares of Common Stock, held by Mr. Diller that are scheduled to vest within 60 days, and (iv) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership.

(2)	Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock, the exercise of options to purchase 300,000 shares of Common Stock and the vesting of restricted stock units in respect of 7,235 shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 27.0% of the voting power of the Issuer, which consists of (i) 5,083,900 shares of Class B Common Stock and 80,495 shares of Common Stock held by Mr. Diller, (ii) options to purchase 300,000 shares of Common Stock, held by Mr. Diller that are exercisable within 60 days, (iii) restricted stock units in respect of 7,235 shares of Common Stock, held by Mr. Diller that are scheduled to vest within 60 days, and (iv) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership. Such beneficial ownership calculations are based on there being outstanding, as of the close of business on April 22, 2022, 151,574,379 shares of Common Stock and 5,523,452 shares of Class B Common Stock, based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2022, and as calculated in accordance with Rule 13d-3.

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Statement of

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA GROUP, INC.

Barry Diller (“Mr. Diller”) is filing this statement on Schedule 13D with respect to the shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of Expedia Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by Mr. Diller on November 14, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 7, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on February 4, 2019, Amendment No. 3 to the Schedule 13D filed with the SEC on April 16, 2019, Amendment No. 4 to the Schedule 13D filed with the SEC on July 26, 2019, Amendment No. 5 to the Schedule 13D filed with the SEC on December 4, 2019, Amendment No. 6 filed with the SEC on April 13, 2020 and Amendment No. 7 filed with the SEC on January 25, 2022 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amendment to the Schedule 13D (together with the Schedule 13D, this “Statement”) constitutes Amendment No. 8 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

This Amendment No. 8 is being filed solely to report that the Reporting Person no longer beneficially owns more than five percent of the Company Common Stock and this filing constitutes an exit filing of the Reporting Person.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of the date of this Report, Mr. Diller is the beneficial owner of 387,730 shares of Company Common Stock (assuming the exercise of options to purchase 300,000 shares of Company Common Stock held by Mr. Diller and exercisable within 60 days and the vesting of restricted stock units in respect of 7,235 shares of Company Common Stock held by Mr. Diller and scheduled to vest within 60 days) (as to which Mr. Diller has sole investment and voting power), and 5,523,452 shares of Class B common stock, $0.0001 par value (“Company Class B Common Stock”) (which consists of (i) 5,083,900 shares of Company Class B Common Stock held by Mr. Diller (as to which Mr. Diller has sole investment and voting power) and (ii) 439,552 shares of Company Class B Common Stock held by the Family Foundation (as to which Mr. Diller has shared voting and investment power and as to which Mr. Diller disclaims beneficial ownership)), which shares of Company Common Stock constitute approximately 0.3% of the total number of outstanding shares of Company Common Stock and which shares of Company Class B Common Stock held by Mr. Diller and the Family Foundation constitute 100% of the outstanding shares of Company Class B Common Stock. Assuming the conversion of all shares of Company Class B Common Stock beneficially owned by Mr. Diller into Company Common Stock, the exercise of options to purchase 300,000 shares of Company Common Stock and the vesting of restricted stock units in respect of 7,235 shares of Company Common Stock, Mr. Diller would beneficially own approximately 3.8% of the outstanding Company Common Stock (calculated in accordance with Rule 13d-3). Because each share of Company Class B Common Stock generally is entitled to ten votes per share and each share of Company Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 27.0% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Company Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership calculations are based on there being outstanding, as of the close of business on April 22, 2022, 151,574,379 shares of Company Common Stock and 5,523,452 shares of Company Class B Common Stock, based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2022, and calculated in accordance with Rule 13d-3.

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(b) See Item 5(a) above.

(c) On March 21, 2022 Mr. Diller was granted 36,874 restricted stock units of the Company of which, one-sixteenth of the total number of restricted stock units will vest on May 15, 2022 and an additional one-sixteenth on the fifteenth day of the second month in each quarter thereafter until fully vested. Pursuant to the terms of previously granted restricted stock units, an additional 4,993 restricted stock units are scheduled to vest on May 15, 2022. On February 15, 2022, 4,993 restricted stock units with respect to Company Common Stock held by Mr. Diller vested and Mr. Diller received 2,957 shares of Company Common Stock, after the withholding of 2,036 shares of Company Common Stock for the payment of taxes due. Other than as disclosed in this Amendment, no transactions were effected by Mr. Diller with respect to the Company Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) As of the date of this filing, Mr. Diller no longer beneficially owns more than five percent of the Company Common Stock.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: May 12, 2022

BARRY DILLER

/s/ Barry Diller